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                                                                Exhibit 99(e)

                            Entergy New Orleans, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                         June 30,
                                                              1996     1997     1998     1999     2000     2001

Fixed charges, as defined:
  Total Interest                                             $16,304  $15,287  $14,792  $14,680  $15,891   $17,807
  Interest applicable to rentals                                 831      911    1,045    1,281    1,008     1,144
                                                             -----------------------------------------------------
Total fixed charges, as defined                               17,135   16,198   15,837   15,961   16,899   $18,951

Preferred dividends, as defined (a)                            1,549    1,723    1,566    1,566    1,643     1,616
                                                             -----------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $18,684  $17,921  $17,403  $17,527  $18,542   $20,567
                                                             =====================================================
Earnings as defined:

  Net Income                                                 $26,776  $15,451  $16,137  $18,961  $16,518   $11,328
  Add:
    Provision for income taxes:
     Total                                                    16,216   12,142   10,042   13,030   11,597     7,117
    Fixed charges as above                                    17,135   16,198   15,837   15,961   16,899    18,951
                                                             -----------------------------------------------------

Total earnings, as defined                                   $60,127  $43,791  $42,016  $47,952  $45,014   $37,396
                                                             =====================================================

Ratio of earnings to fixed charges, as defined                  3.51     2.70     2.65     3.00     2.66      1.97
                                                             =====================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                3.22     2.44     2.41     2.74     2.43      1.82
                                                             =====================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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